UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D. C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-49764

SinoFresh Healthcare, Inc.
 (Exact name of registrant as specified in its charter)

333 Tamiami Trail S., Suite 286, Venice, Fl 34285 (941) 375-8174
   (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

   Common Shares
(Title of each class of securities covered by this Form)

None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 696*

SinoFresh Healthcare, Inc. (the “Issuer”) hereby requests immediate withdrawal of its Request to terminate the registration of its common shares (no par value) under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2010 (the “Form 15”).

The Issuer believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors. The Issuer is withdrawing the Form 15 because, while it believes that the number of common shareholders was less than 500 on November 1, 2010, as is required under Section 12(g), it needs additional time to substantiate that belief.  Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934 SinoFresh Healthcare, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 16, 2011                            By: /s/ David R. Olund, CEO